Exhibit 4.7

General directorate for the protection of working

conditions and industrial relations

VI Division

MINUTES OF AGREEMENT

On 27 March 2017, at the Ministry of Labour and Social Policies, before Dr. Andrea Annesi of the VI Division of the General Directorate for the Protection of Working Conditions and Industrial Relations a meeting was held which was attended by:

-        On behalf of Natuzzi SpA, Antonio Cavallera, Patrizia Ragazzo, Renato Quaranta, Leonardo Lamanna, assisted by Arturo Visconti

-        National FENEA UIL, FILCA CISL, FILLEA CGIL, as represented by Messrs Fabrizio Pascucci, authorised to represent also UILTUCS, Salvatore Federico and Marinella Meschieri; national FILCAMS CGIL and FISASCAT CISL, as represented by Messrs Alfonso Antonio Miccoli, pursuant to the authority of the National structure, and Marco De Murtas together with the local structures and RSU/RSA.

WHEREAS

-        Natuzzi S.p.a. engages in the furniture sector and is world leader in the leather sofa segment, exporting 90% of its output to 123 countries. The company has its registered office in Santeramo in Colle (Bari) and plants located in the provinces of Bari, Matera and Taranto. For social security purposes, the company is classified in the industrial sector. Its employees fall within the scope of:

the National Labour Agreement for employees in the Wood and Furniture sector;

the National Labour Agreement of the Tertiary, Distribution and Service sector.

-        In connection with the activities undertaken to have the Company continue its activities in Italy, turn around and maintain its levels of employment, on 3 March 2015 an agreement was entered into, at this Ministry, for the implementation of the solidarity contract for 1,818 employees in its operations area between 16 October 2015 and 1 May 2016.

-        Eventually, with the ministerial minutes of agreement of 14 October 2015, the Parties agreed to add 100 employees to the number of workers involved in the reduction of work hours under the solidarity arrangements, raising the total to 1,918 for the period between 16 October 2015 and 1 May 2016.

-        These workers are employed at the facilities of:

○	Iesce Via Appia Antica s.c. Km. 13,500
○	Iesce 2 – SS 271 per Matera Km 50,200
○	Laterza – Contrada Madonna Delle Grazie
○	La Martella – Zona Industriale La Martella (MT)
○	Santeramo in Colle – Via Iazzitiello 47

-        In the minutes of agreement of 14 October 2015, the Parties acknowledged the possibility to hold meetings to evaluate and monitor the company’s performance and the application of the Solidarity Contract, to analyse the use of the Contract and assess the prospects for the subsequent periods.

-        Based on the above and the meetings at the Ministry of Economic Development (MISE) – where the Parties come together to monitor developments in the company’s re-

organisation plan, in light of the company’s description of the situation in the ministerial minutes of 3 March 2015 and 14 October 2015 on the actions to be taken in connection with the facilities mentioned previously – the Parties agreed that it was necessary to resort, for another year, to the application of the solidarity contract for the 1,915 workers employed at the above facilities, so as to manage as smoothly as possible an excess workforce estimated to amount to 788 workers, all employed at the above facilities.

-        Accordingly, the Parties signed at that Ministry, on 22 March 2016, an agreement to resort to the solidarity contract from 2 May 2016 to 1 May 2017.

-        As the above expiration date approaches, the company requested that this Office convene the Parties, which it did for today’s date.

-        During this meeting, the Company stated the following:

•        During the meetings at the MISE – where the Parties come together to monitor developments in the company’s reorganisation – in accordance with the obligations entered into, the situation of the NATUZZI Group was analysed; more generally, the performance of the Piano Italia was illustrated along with its future developments in terms of increase in sales volumes and improved competitiveness, two factors that are considered essential and fundamental to build the future and to ensure full employment in the local area.

•        The new strategic guidelines were outlined, whereby the new business model of the Natuzzi Group, centred around growth in the retail and e-commerce segments to support the brand, will be the engine to drive volumes and boost competitiveness, thereby shaping the course of the industrial relations in the next two years.

•        The vision of the Natuzzi Group was illustrated, which sees the Company firming up the Natuzzi brand worldwide through a two-pronged action:

○	Development of highly profitable retail markets through the opening of directly operated stores, the testing of new sales channels and the strengthening of the franchising structure;
○	Development of the B2B network through Softaly.

•        The 2016 accounts were commented. They showed that approximately 2/3 of the business is B2C and that sales through stores and galleries generated higher margins per unit

•        A different organisational structure was necessary to drive the business, with a clear separation of financial and the operational activities between two different divisions, which would then use common services to support growth processes.

•        In operational terms, lean manufacturing concepts were introduced which began to reduce waste and started to raise awareness on quality issues.

•        Investments in the amount of approximately € 5 million had been made to upgrade the plants of Iesce 1 and Laterza.

•        The “Natuzzi Manufacturing System” programme had been introduced which features the involvement and the proactive participation of all workers in the improvement activities intended to increase productivity, cut costs and waste and focus on the quality of the finished product.

•        In accordance with the Italia Business Plan, in March 2017 the Iesce2 plant will embrace lean manufacturing.

-        The Company said that even though it had posted positive results for the past eight quarters, which bodes well for the future, it did not solve all the structural, operational and financial difficulties for which the plan was implemented, pointing out that there was still excess capacity equivalent to 690 workers.

-         Accordingly, the Parties agreed to continue with the solidarity contract of a defensive type, so as to manage as smoothly as possible all the effects indicated above, maintaining the employment levels in view of a turnaround activated by the initiatives at the foundation of the Business Plan.

Now then, the Parties agree as follows

-        The recitals form an integral part of this Agreement;

-        The Company and the Trade Unions agree on the use of the defensive solidarity contract, under article 21, paragraph 1, sub-paragraph c) and paragraph 5 and article 22, paragraph 3, of Legislative Decree 148/2015, taking also into account articles 3 and 4 of Ministerial Decree no. 94033/2016 as suitable instruments to overcome the complex company situation, to avoid traumatic effects on employment levels and to safeguard the skillset existing in the company.

-        Pursuant to this Solidarity Contract, the Company will not open any collective redundancy processes to manage the excess workforce, in relation to the above four plants, as per above, and the headquarters of Santeramo in Colle.

-        The parties agree that the Solidarity Contract, thus the reduction of work hours, will concern all the blue-collar workers and clerks assigned to the 4 operational units indicated in the recitals and to the headquarters of Santeramo in Colle, with the exception of cases of non-transferable skills, where a presence is necessary for all the contractual hours, without the possibility of a different allocation of the activity throughout the week or the month based on company considerations.

-        The Company will apply to obtain access to the special unemployment allowance, on the basis of the solidarity contract, to be granted to up to 1,909 workers (as per attachment, which forms an integral part of this agreement) as of 2 May 2017 for up to the maximum amount obtainable under article 22, paragraphs 3 and 5, of Legislative Decree no. 148/2015.

-        The list of workers involved in the solidarity contract is attached herewith, forming an integral part thereof.

-        The Parties agree on a 35% reduction, on average, of the work hours for the workers involved in the solidarity process, taking into account the organisation of work and the needs associated with peak work periods to fill orders received by the Company.

-        In particular, the Parties agree that, as a rule, the reduction of work hours for the various departments and offices will be carried out on a daily and/or weekly basis, without prejudice to the possibility – due to specific business needs – to apply such reduction at a different time during the month, in keeping with technical and production requirements, to allow the Company adequate flexibility, efficiency and timely reaction. Thus, the Parties agree that, taking into account the specific needs of the different areas, different solutions might be adopted for the different departments/offices, though in keeping with the 35% average work hour reduction. Horizontal and vertical part-timers will be involved in the solidarity contracts in proportion to the % reduction contemplated for the other workers.

-        The Parties acknowledge reciprocally that, given the organisation of work, the system adopted to reduce work hours is the only one possible, from a technical standpoint, and that the work hour reduction so implemented makes it possible to reduce redundancies and to use workers more effectively.

-        In the review meetings, the Parties will assess the fairness of the distribution of the work hours in view of, and in compliance with, technical, organisational and productive requirements and the peculiarity of the actions required by the market.

-        The Parties agree that the overall percentage of the work hour reduction determined as per above is consistent with the provisions of article 21 paragraph 5 of Legislative Decree 148/2015.

-        The Company will consider the possibility to recruit employees with specific skills not available within the Company that might be necessary to carry out corporate activities and/or for the proper functioning of specific sectors/offices, also as a result of long periods of absence of internal staff for any reason. However, the Company undertakes, first of all, to cope with these situations with a suspension or final termination of the reduction of work hours for part of those workers with skills suited for the task at hand, following consultation with the local trade union offices or representatives.

-        With reference to paragraph 5 of article 21 of the aforementioned legislative decree, the Parties agree expressly that, in case of temporary peak periods (related for example to the need to fill orders), work hours might be increased, the reduction of work hours might be modified or the reduction provided for by the Solidarity Contract might be temporarily terminated, with prior notice to the local trade union representatives. In this case, the Company will pay for such additional hours ordinary, contractual pay and no additional compensation will be required under the foregoing paragraph 5 of article 21.

-        During the term of the Solidarity Contract there will be quarterly assessment and monitoring meetings, in relation to the Company’s performance and the application of the Solidarity Contract. The Parties will meet every quarter to analyse the data related to the use of the Solidarity Contract and evaluate the outlook for the successive periods.

By signing these minutes, the Parties agree on the activation of the solidarity contract under article 21, paragraph 1, sub-paragraph c) and paragraph 5 and article 2, paragraph 3, of Legislative Decree 148/2015, taking also into account articles 3 and 4 of Ministerial Decree no. 94033/2016.

This Office, considering the agreement reached by the Parties, will send promptly these minutes to the IV Division – Directorate General of Unemployment Insurance and Work Incentives, to undertake the research and decision-making activities falling within its purview.

Signed, sealed and delivered

On behalf of the Ministry of Labour and Social Policies

On behalf of Natuzzi SpA                                                                     On behalf of Trade Unions